Exhibit 21

Operating Subsidiaries of Ableauctions.com, Inc.

Unlimited Closeouts Inc.	Ojai, California
0716590 B.C. Ltd.	Coquitlam, British Columbia
Jarvis Industries Ltd.	Coquitlam, British Columbia
Icollector.com Technologies, Ltd.	Coquitlam, British Columbia
Rapidfusion Technologies Inc.	Coquitlam, British Columbia
Gruv Development Corporation	Coquitlam, British Columbia
Axion Investment Corporation	Coquitlam, British Columbia
Gruv Holdings Corporation	Coquitlam, British Columbia
1963 Lougheed Holdings Ltd.	Coquitlam, British Columbia
AAC Holdings Ltd.	Coquitlam, British Columbia